UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the date of May 8, 2013

Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street

Fifth Floor Bermuda

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82        .

The information contained in Exhibits 5.1, 8.1 and 99.1 of this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-3: File No. 333-188410 and 333-167860.

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

5.1	Opinion of Appleby (Bermuda) Limited, dated May 7, 2013, relating to certain matters under the laws of Bermuda.

8.1	Opinion of Torys LLP, dated May 7, 2013, relating to tax matters.

99.1

Underwriting Agreement, dated May 7, 2013, among RBC Dominion Securities Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Credit Suisse Securities (Canada), Inc., Citigroup Global Markets Inc., Barclays Capital Canada Inc., CIBC World Markets Inc., Deutsche Bank Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., Raymond James Ltd. and Brookfield Infrastructure Partners L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: May 8, 2013	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary